UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2003



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
       -----------------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
       -----------------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     Attached hereto as Exhibit 1 to this current reporting is the registrant's Condensed Interim Statement of Operations and Condensed Interim Statement of Cash Flows for the twelve months ended December 31, 2003 and the registrant's Condensed Balance Sheet as of December 31, 2003.




Exhibit No.           Exhibit
-----------           -------

    1 Condensed Interim Statement of Operations and Condensed Interim Statement of Cash Flows, and Condensed Balance Sheet

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                          BARAK I.T.C. LTD.

                                                          By: /s/ Larry Akerman
                                                          ---------------------
                                                          Larry Akerman
                                                          CFO


Date:  March 25, 2004

                       CONDENSED STATEMENTS OF OPERATIONS


                                For the year ended   For the year ended
                                December 31, 2003     December 31, 2002
                                     (audited)           (audited)
                                   in millions of      in millions of
                                    adjusted NIS        adjusted NIS
                                       -----               -----
REVENUES                               711.4               694.7

EXPENSES                               605.4               565.5

OPERATING PROFIT                       106.0               129.2

FINANCIAL EXPENSES, NET                 50.1                66.1

OTHER  EXPENSES                          -                   0.5

PROFIT FOR THE YEAR                     55.9                62.6

EBITDA                                 158.3               180.0



                 CONDENSED STATEMENT OF BALANCE SHEET

                                  December 31,2003    December 31,2002
                                     (audited)           (audited)

                                   in millions of      in millions of
                                    adjusted NIS        adjusted NIS
                                      ------              ------
CASH                                    58.9                11.2
OTHER CURRENT ASSETS                   131.6               110.4
OTHER ASSETS, NET                      311.5               279.5
                                      ------              ------
TOTAL ASSETS                           502.0               401.1

CURRENT LIABILITIES                    391.3               243.5
LONG TERM LIABILITIES                  584.4               687.2
SHAREHOLDERS' EQUITY                  (473.7)             (529.6)
                                      ------              ------
                                       502.0               401.1



                        CONDENSED STATEMENT OF CASH FLOWS



                                           For the year ended   For the year ended
                                            December 31, 2003    December 31, 2002
                                                (audited)           (audited)

                                              in millions of       in millions of
                                               adjusted NIS         adjusted NIS
                                                   ----                ----
CASH FLOWS FROM OPERATING ACTIVITIES               86.4               152.0
CASH FLOWS USED IN INVESTING ACTIVITIES           (22.0)              (42.8)
CASH FLOWS USED FINANCING ACTIVITIES              (16.7)             (160.3)
BALANCE OF CASH AT BEGINNING OF YEAR               11.2                62.3
                                                   ----                ----
BALANCE OF CASH AT END OF YEAR                     58.9                11.2


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